SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 3)

SERENA SOFTWARE, INC.

(Name of the Issuer)

Serena Software, Inc.

Douglas D. Troxel

Mark E. Woodward

Robert I. Pender, Jr.

Silver Lake Partners II, L.P.

Silver Lake Technology Associates II, L.L.C.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

817492101

(CUSIP Number of Class of Securities)

Serena Software, Inc. 2755 Campus Drive, 3rd Floor San Mateo, California 94403 Attn: Mark E. Woodward President and Chief Executive Officer (650) 522-6600	Silver Lake Partners II, L.P. Silver Lake Technology Associates II, L.L.C. c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025 Attn: Alan K. Austin (650) 233-8120	Douglas D. Troxel Mark E. Woodward Robert I. Pender, Jr. Serena Software, Inc. 2755 Campus Drive, 3rd Floor San Mateo, California, 94403 (650) 522-6600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Larry W. Sonsini, Esq. John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Richard Capelouto, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000	Stewart L. McDowell, Esq. Gibson, Dunn & Crutcher LLP One Montgomery Street, 31st Floor San Francisco, CA 94104 (415) 393-8200

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$842,483,022	$90,146

(1)	Calculated solely for purposes of determining the filing fee. Pursuant to the Agreement and Plan of Merger dated November 11, 2005, Spyglass Merger Corp. will merge into the Issuer and each outstanding share of common stock of the Issuer shall be converted into the right to receive $24.00, except for shares that are owned by the Issuer as treasury stock or owned by Spyglass Merger Corp. or any wholly owned subsidiary of Spyglass Merger Corp., which will be cancelled without any payment therefor, and except for shares that are owned by any wholly owned subsidiary of the Issuer that is not an employee benefit trust, which will remain outstanding. Pursuant to a Contribution and Voting Agreement, Douglas D. Troxel, as trustee for the Douglas D. Troxel Living Trust, will contribute 7,518,483 shares of common stock of the Issuer to Spyglass Merger Corp. immediately prior to the merger in exchange for shares of common stock of Spyglass Merger Corp. Each holder of options to acquire the Issuer’s common stock shall be entitled to receive, in consideration of the cancellation of such stock options, an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of $24.00 per share of common stock over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option. As of January 5, 2006, there were 41,376,180 shares of common stock of the Issuer issued and outstanding, and there were 6,190,123 shares of common stock of the Issuer subject to outstanding stock options, with a weighted-average exercise price of $19.17 per share. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 7,518,483 from 41,376,180) and (ii) the transaction consideration of $24.00 per share of Common Stock, plus (y) the product of (1) the total number of shares of Serena common stock subject to outstanding stock options multiplied by (2) the excess, if any, of $24.00 over the weighted average exercise price for such stock options ((x) and (y) together, the “Merger Consideration”).
(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Merger Consideration by 0.000107.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 90,146

Form or Registration No.: Schedule 14A

Filing Party: Serena Software, Inc.

Date Filed: December 1, 2005, as amended January 11, 2006

Introduction

This Amendment No. 3 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) Serena Software, Inc., a Delaware corporation (the “Company” or “Serena”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Douglas D. Troxel, an individual, the Chairman of the Board of Directors and Chief Technology Officer of Serena, (3) Mark E. Woodward, an individual, the President and Chief Executive Officer of Serena and a member of its board of directors, (4) Robert I. Pender, Jr., an individual, the Chief Financial Officer and Senior Vice President, Finance and Administration, of Serena and a member of its board of directors, (5) Silver Lake Partners, II, L.P., a Delaware limited partnership (“SLP II”) and (6) Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company (together with Serena, Spyglass Merger Corp., Douglas D. Troxel, Mark E. Woodward, Robert I. Pender, Jr. and SLP II the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement. This Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 11, 2005, between the Company and Spyglass Merger Corp., a Delaware corporation, which provides for, among other things, the merger of Spyglass Merger Corp. with and into the Company, and the Company continuing as the surviving corporation (the “Merger”).

The information contained in the definitive Proxy Statement filed with the Securities and Exchange Commission on February 14, 2006 (the “Proxy Statement”), including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Item 15.	Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows.

(b)	Other Material Information.

On Thursday, March 9, 2006, at the special meeting of the Serena’s stockholders, the Merger Agreement was adopted by the holders of a majority of the outstanding Serena Common Stock entitled to vote at the special meeting.

On March 10, 2006, Serena filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger was completed. The Merger became effective upon the filing, at which time each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive $24.00 in cash, without interest, other than shares held in the treasury of the Company or owned by Spyglass Merger Corp. or any wholly owned subsidiary of Spyglass Merger Corp., which were cancelled without payment thereon, shares that were owned by any wholly owned subsidiary of the Company that is not an employee benefit trust, which remain outstanding, and shares held by stockholders who were entitled to and who properly exercised and perfected appraisal rights in compliance with all of the required procedures under Delaware law.

Immediately prior to the effective time of the Merger, all outstanding options to acquire Common Stock became fully vested and immediately exercisable unless otherwise agreed between the holder of any of those options and Spyglass Merger Corp. In connection with the Merger, each option holder was provided the opportunity to receive cash, without interest, in an amount equal to the product of (1) the total number of shares of Common Stock subject to each stock option held by such holder multiplied by (2) the excess, if any, of $24.00 over the exercise price per share of Common Stock under such option, less any applicable withholding taxes.

As a result of the Merger, Serena’s Common Stock was delisted from the Nasdaq National Market. Serena expects to file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)	Letter to Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(2)	Notice of Special Meeting of Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 2, 2006 (the “Proxy Statement”)

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement

(a)(5)	Press Release, dated March 9, 2006

(a)(6)	Press Release, dated March 10, 2006

(b)(1)*	Project Spyglass—Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp.

(b)(2)	Indenture, dated March 10, 2006, among Spyglass Merger Corp., Serena Software, Inc. and The Bank of New York, as Trustee

(b)(3)	Credit Agreement, dated as of March 10, 2006, among Spyglass Merger Corp. (to be merged with and into Serena Software, Inc.) as Borrower, and the Several Lenders from time to time parties thereto, Lehman Commercial Paper Inc., as Administrative Agent and as Collateral Agent, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Lead Arrangers and Joint Lead Bookrunners, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent and UBS Securities LLC, as Documentation Agent

(c)(1)	Opinion of Morgan Stanley and Co. Incorporated, dated November 10, 2005, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)*	Presentation of Morgan Stanley and Co. Incorporated, dated November 10, 2005

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement

(d)(3)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement

(d)(4)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement

(d)(5)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward.

(d)(6)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr.

Exhibit Number	Description

(d)(7)*	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(d)(8)*	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex F of the Proxy Statement

(g)	None

*	Filed previously.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2006	SERENA SOFTWARE, INC.

	By:	/s/ MARK E. WOODWARD
	Name:	Mark E. Woodward
	Title:	President and Chief Executive Officer

Date: March 14, 2006	DOUGLAS D. TROXEL

/s/ DOUGLAS D. TROXEL
Douglas D. Troxel

Date: March 14, 2006	MARK E. WOODWARD

/s/ MARK E. WOODWARD
Mark E. Woodward

Date: March 14, 2006	ROBERT I. PENDER, JR.

/s/ ROBERT I. PENDER, JR.
Robert I. Pender, Jr.

Date: March 14, 2006	SILVER LAKE PARTNERS II, L.P.

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., ITS GENERAL PARTNER

	By:	/s/ ALAN K. AUSTIN
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

Date: March 14, 2006	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.

	By:	/S/ ALAN K. AUSTIN
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Letter to Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(2)	Notice of Special Meeting of Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 2, 2006 (the “Proxy Statement”)

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement

(a)(5)	Press Release, dated March 9, 2006

(a)(6)	Press Release, dated March 10, 2006

(b)(1)*	Project Spyglass – Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp.

(b)(2)	Indenture, dated March 10, 2006, among Spyglass Merger Corp., Serena Software, Inc. and The Bank of New York, as Trustee

(b)(3)	Credit Agreement, dated as of March 10, 2006, among Spyglass Merger Corp. (to be merged with and into Serena Software, Inc.) as Borrower, and the Several Lenders from time to time parties thereto, Lehman Commercial Paper Inc., as Administrative Agent and as Collateral Agent, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Lead Arrangers and Joint Lead Bookrunners, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent and UBS Securities LLC, as Documentation Agent

(c)(1)	Opinion of Morgan Stanley and Co. Incorporated, dated November 10, 2005, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)*	Presentation of Morgan Stanley and Co. Incorporated, dated November 10, 2005

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement

(d)(3)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement

(d)(4)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement

(d)(5)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward.

(d)(6)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr.

Exhibit Number	Description

(d)(7)*	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(d)(8)*	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex F of the Proxy Statement

(g)	None

*	Filed previously.